

BUILDING  TOWARD THE **FUTURE**

ANNUAL REPORT 2012



DCT INDUSTRIAL

Financial Highlights

amounts in thousands, except per share data	2012	2011	2010
Rental Revenues	$256,720	$231,463	$208,716
Property Net Operating Income	$185,894	$165,793	$146,098
Funds from Operations (FFO)*	$118,061	$106,708	$92,998
FFO per Diluted Share*	$0.42	$0.40	$0.39
Total Consolidated Operating Year-end Square Feet	60,149	58,099	56,652
Total Consolidated Operating Year-end Occupancy	92.3%	90.6%	88.9%

* Adjusted to exclude impairment losses on non-depreciable real estate, debt modification costs and acquisition costs.




4051

2012 was an outstanding year and we enter 2013 with strong, positive momentum.

0.1 DEAR FELLOW SHAREHOLDERS

2012 was an outstanding year for DCT in all respects. Portfolio operations, development, and acquisitions each exceeded our targets heading into the year.

Our market teams continued to do an excellent job serving our customers, leasing space, sourcing new growth opportunities and creating value. Strategically, we continued to make significant progress in focusing and repositioning our portfolio, including expanding our coastal presence and selling lower-growth assets. We enter 2013 with strong positive momentum.



Philip L. Hawkins,
CEO

0.2

PROPERTY OPERATIONS

In 2012, DCT increased total consolidated operating occupancy 170 basis points to 92.3%—the third consecutive year of improvement.

Effective rents improved across most markets as leasing activity increased, vacancy rates continued to decline and new supply remained quite low. For the first time since 2008, new rental rates in 2012 exceeded expiring rents on a GAAP basis by 4.6%. As a result of increased occupancy and rents, Net Operating Income (NOI) on a same-store basis increased by 5.7% on a *cash basis and 2.8% on a GAAP basis.*

Despite some economic headwinds and uncertainty, users of distribution real estate are making decisions to lease space and upgrade their facilities. We have experienced steady demand from the consumer goods and manufacturing sectors, but housing had been largely absent. For the first time in years, however, there are signs that the housing industry is starting to recover, which will have significant benefits for our business.


92%
90%
88%
86%
84%
85.3
85.9
86.9
88.9
88.1
88.6
89.9
90.6
90.1
90.3
91.8
92.3
Q1 10
Q2 10
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12

CONSOLIDATED OPERATING PORTFOLIO OCCUPANCY

DCT Northwest 8 Distribution Center

Pursuing an opportunity to expand its existing Houston portfolio, the Company began construction of DCT Northwest 8 Distribution Center in 2011. The 267,000 square foot building, delivered in the third quarter of 2012, brought DCT's Houston portfolio to 3.2 million square feet as of December 31, 2012. As one of a few speculative developments within the Houston market in 2012, the project was in high demand.

Given the lack of modern, functional, contiguous space in the market, as well as declining vacancy rates, DCT targeted a single user for the facility. Within four months of completion, well ahead of schedule, the Company executed a full-building lease with a leading third-party logistics company.



0.3

DEVELOPMENT

DCT made a substantial commitment to development over the past several years.

I am pleased to report that our 2012 development results have been exceptional. For a variety of reasons, including lack of capital available to private developers, strong tenant demand for modern Class-A product, limited new supply and favorable construction costs—we believe there is a terrific opportunity to create substantial value by developing and leasing new buildings.

In 2012, we had 9 buildings totaling 2.3 million square feet under construction. The buildings, located in Chicago, Houston, Miami, Southern California and Washington, DC, are currently 70% leased, well ahead of our projections. Most importantly, we are projecting a GAAP return of 7.7% on the approximately $128 million of capital being invested in these buildings, substantially in excess of returns that can be realized on stabilized assets. In other words, we are realizing very profitable absolute, as well as risk-adjusted returns, reflecting the unique value of DCT's development expertise, market knowledge and strong balance sheet.

Two projects totaling $30 million are expected to break ground in early 2013, with an additional $100 – 170 million of starts projected during the year. We plan to continue active development over the next several years, provided we remain confident in the leasing markets, new supply projections and our ability to achieve appropriate risk-adjusted returns.

DCT Launches 1.3 Million Square Foot Development in Southern California

During 2012, DCT purchased approximately 56 acres of land with a prime I-10 freeway location in the Inland Empire West submarket in Southern California. Through its relationships with county officials, and by demonstrating how the project would create jobs and bring new infrastructure and roadway improvements into the unincorporated, underserved area, DCT's local team gained government approval to upsize development to allow 1.3 million square feet of Class-A buildings.

Capitalizing on this momentum the team was able to pre-lease 100% of Slover Logistics Center I – a 652,000 square foot, Class-A, cross-dock distribution building – and began construction in December 2012 with an estimated Q3 2013 completion. Construction on Slover Logistics Center II, a Class-A cross-dock distribution building of approximately 600,000 square feet, is expected to be completed in Q1 2014, with the building already generating significant tenant interest.

By leveraging its reputation and experience, DCT was able to substantially strengthen its development platform in the attractive Southern California market.


$125-200 million of anticipated development starts in 2013



Current Development Projects

Market	Submarket	Project	Sq. Ft.	Percent Leased
Baltimore/WA	Dulles	Dulles Summit Distribution Building C	103,000	100%
Baltimore/WA	Dulles	Dulles Summit Distribution Building E	76,000	100%
Baltimore/WA	Dulles	Dulles Summit Lot 10	61,000	N/A
Chicago	I-55	DCT 55	604,000	0%
Houston	Northwest Houston	Northwest 8 Distribution Center	267,000	100%
Miami	Airport West	DCT Commerce Center at Pan American West (Building A)	167,000	90%
Miami	Airport West	DCT Commerce Center at Pan American West (Building B)	167,000	74%
Southern California	Inland Empire West	SCLA Expansion	177,000	100%
Southern California	Inland Empire West	Slover Logistics Center I	652,000	100%
Southern California	Inland Empire West	8th & Vineyard A	130,000	N/A
Total/Average			2,404,000	70%

Active Pipeline

Market	Submarket	Project	Acres
Atlanta	I-20 West	DCT River West	47
Houston	North Houston	DCT Airtex Industrial Center	13
Houston	Northwest Houston	DCT Beltway Tanner Business Park	11
Nashville	Wilson County	Rockdale Distribution Center - Expansion	15
Seattle	South Kent Valley	DCT White River Corporate Center Phase I	28
Seattle	South Kent Valley	DCT White River Corporate Center Phase II	19
Seattle	South Kent Valley	DCT Sumner South Distribution Center	9
Southern California	Inland Empire West	8th & Vineyard B	4
Southern California	Inland Empire West	8th & Vineyard C	9
Southern California	Inland Empire West	Slover Logistics Center II	28
Southern California	Inland Empire West	DCT Rialto Distribution Center	42
Total			225

0.4
ACQUISITIONS

DCT continues to find attractive opportunities to acquire quality, well-located buildings in our core markets.

In 2012, we invested $338.4 million to acquire 32 buildings comprising 6.2 million square feet. The average first-year yield on our acquisitions was 6.3%, while the stabilized yield is anticipated to be 7.1%, reflecting additional upside from further leasing. Our investment focus remains on highly functional distribution assets in infill locations. While the investment market is very competitive, the majority of investors still prefer buying portfolios as well as avoiding near-term leasing risk. As a result, we have been more focused on buying individual buildings and value-add properties that allow leasing upside and/or physical renovation opportunities. This approach, in our view, leverages our market teams' execution capabilities and ultimately delivers better investment returns.

Moreover, we continue to concentrate our investments in major distribution markets, which are characterized by deep tenant and investor demand. These markets provide the most attractive and consistent returns over time. Increasing our presence in major coastal markets also remains an important objective. In 2012, 59% of our acquisitions were located in coastal markets, and since the beginning of 2010, the percentage of rents coming from coastal markets has increased from 32% to 43% as a result of our acquisition efforts and the sale of assets in non-coastal markets.

Portfolio Repositioning

Portfolio as of 12/31/09


Coastal
32%
Legacy
38%
Focus
Non-coastal
30%

Top 5 Markets[1]

1. Atlanta
2. Dallas
3. Houston
4. Northern California
5. Memphis

Portfolio as of 12/31/12


Legacy
27%
Coastal
43%
Focus
Non-coastal
30%

Top 5 Markets[1]

1. Southern California
2. Atlanta
3. Northern California
4. Houston
5. Chicago

[1] Based on annualized base rent

DCT Expands its Portfolio in Prime Southern California and Chicago Markets

In September 2012, DCT purchased a four-asset portfolio totaling 563,000 square feet. The Class-A, state-of-the-art industrial air freight buildings are 99.6% occupied. Three facilities are in the Los Angeles International Airport submarket and one is in the Chicago O'Hare International Airport submarket. Both submarkets are high-volume distribution locations known for their low vacancy rates.

These modern, irreplaceable assets reinforce DCT's focus on expanding its presence in key markets that offer convenient access to major transportation arteries, proximity to densely populated areas and high-quality design standards. The acquisition also furthers DCT's long-term goal of expanding in coastal, high-barrier locations. These acquisitions bring DCT's total consolidated operating portfolio to 4.7 million square feet in Southern California (99.7% occupied) and 4.7 million square feet in Chicago (99.7% occupied).


$338.4m assets acquired in 2012

Market	Submarket	Sq. Ft.	Occupancy at Acquisition
Atlanta	Northeast Atlanta	157,000	100%
Central Pennsylvania	Lehigh Valley	100,000	100%
Chicago	Central DuPage, Northern DuPage, Southwest Suburbs, Far West, O'Hare	1,034,000	75.2%
Dallas	South Stemmons, North Fort Worth	1,090,000	100%
Houston	Port, Northwest Houston	522,000	95.5%
Miami	Airport West	50,000	100%
New Jersey	North New Jersey	195,000	45%
Northern California	Oakland	337,000	100%
Phoenix	Southwest Phoenix	76,000	100%
Seattle	South Kent Valley	135,000	80.7%
Southern California	Rancho Cucamonga, Los Angeles/San Gabriel Valley, LAX/Hawthorne	862,000	99.8%
Total/Average*		4,558,000	90.9%

* Excludes 1.6 million square feet sold in January 2013.

0.5

CAPITAL RECYCLING

Recycling capital is an important component of our strategic plan to increase returns and growth.

In 2012, DCT sold $155 million of assets with an additional $41.7 million sold in the first two months of 2013. The net proceeds of these sales have been or will be reinvested in higher-growth assets. In actively managing our portfolio, we spend a great deal of time evaluating each of our assets and their related NOI and cash flow projections, with an eye to selling those assets which, because of market conditions or asset-specific characteristics, are projected to generate returns and growth below that which we can achieve by recycling capital into new opportunities. Given the great deal of institutional demand for high-quality industrial real estate today, I expect that we will continue to be an active seller in 2013 and beyond.

Another long-term objective is to reduce the number of markets in which we operate. While we have been quite successful leasing and managing assets in all of our markets, the Company and you, our shareholders, are better served if we focus our people and our capital on fewer markets over time. Since 2011, we have exited three markets – Charlotte, Kansas City, and Minneapolis – and, when prudent, we will look for opportunities to exit more markets in 2013 and beyond.

0.6

LOOKING AHEAD

We look forward to reporting on our continued success in 2013 and beyond.

DCT's focus in 2013 will be very consistent with that of the past several years. We will serve our customers; manage our portfolio to continue increasing NOI from our existing assets; prudently deploy capital into higher-return developments and acquisitions in our core markets; and sell lower-growth, lower-quality assets. In short, we will remain highly focused on the basic fundamentals of our business, which will take talent, discipline, patience and hard work – qualities that I believe are DCT's key strengths.

My expectation is that the business and economic environment will be similar to what we experienced in 2012 – fairly slow growth in the overall economy, with some improvement from the housing industry and a sustained willingness on the part of distribution space users to lease space to streamline their supply chains and reduce costs. As a result, I expect market occupancy rates and rents will continue their gradual improvement in the industrial sector. I am also hopeful that banks and other capital sources will remain highly disciplined in making capital available for new development so supply remains in check and appropriate risk premiums remain in place for active developers and value-add investors like DCT. In any case, we have built an operating company and portfolio of distribution assets that not only delivered strong results in 2012, but also positions us to grow the Company profitably and create shareholder value, both now and in the future.

Our success in 2012 was due to the talents and sacrifices of our great team, and I am very appreciative of their efforts. I am also grateful for the insights and hard work of our Directors, especially for their unwavering focus on the Company's long-term strategy and support in helping us achieve our strategic, operational, and financial goals.

Most importantly, I appreciate our shareholders' commitment to DCT. You have chosen to invest in our Company, and the number one goal for all of us at DCT is to do everything we can to make your investment successful. I am excited about DCT's future and look forward to reporting on our continued success in 2013 and beyond.

Thank you.



Philip L. Hawkins

Reconciliation of net income (loss) attributable to common stockholders to Funds From Operations:

	For the Years Ended December 31		
	2012	2011	2010
Net income (loss) attributable to common stockholders	$ (15,086)	$ (25,250)	$ (37,830)
Adjustments:			
Real estate related depreciation and amortization	126,687	128,989	115,904
Equity in (earnings) loss of unconsolidated joint ventures, net	(1,087)	2,556	2,986
Equity in FFO of unconsolidated joint ventures	10,312	4,732	4,001
Loss on business combinations	-	-	395
Impairment losses on depreciable real estate	11,422	10,160	8,012
Gain on dispositions of real estate interests	(13,383)	(12,030)	(2,091)
Gain on dispositions of non-depreciable real estate	-	-	13
Noncontrolling interest in the above adjustments	(12,522)	(14,252)	(13,426)
FFO attributable to unitholders	9,743	9,901	8,678
FFO basic and diluted	116,086	104,806	86,642
FFO attributable to common stockholders and unitholders:			
Adjustments:			
Impairment losses on non-depreciable real estate	-	-	3,992
Debt modification costs	-	-	1,136
Acquisition costs	1,975	1,902	1,228
FFO, as adjusted, attributable to common stockholders and unitholders – basic and diluted	$ 118,061	$ 106,708	$ 92,998
FFO per common share and unit — basic and diluted	$ 0.41	$ 0.39	$ 0.36
FFO, as adjusted, per common share and unit — basic and diluted	$ 0.42	$ 0.40	$ 0.39
FFO weighted average common shares and units outstanding:			
FFO weighted average common shares and units outstanding – basic	280,085	269,502	240,452
FFO weighted average common shares and units outstanding – diluted	280,708	269,951	240,809

Financial Reconciliation

Reconciliation of loss from continuing operations to NOI

	For the Years Ended December 31		
	2012	2011	2010
Loss from continuing operations	$ (22,909)	$ (37,886)	$ (39,947)
Income tax expense (benefit) and other taxes	716	144	918
Interest and other (income) expense	(291)	310	(356)
Interest expense	69,274	63,645	56,241
Equity in (earnings) loss of unconsolidated joint ventures, net	(1,087)	2,556	2,986
Loss on business combinations	-	-	395
General and administrative	26,064	25,925	25,262
Real estate related depreciation and amortization	120,047	113,470	100,416
Impairment losses on investments in unconsolidated joint ventures	-	1,953	216
Development profits, net of tax	(307)	-	-
Impairment losses	-	-	4,100
Casualty gains	(1,554)	(33)	-
Institutional capital management and other fees	(4,059)	(4,291)	(4,133)
Total GAAP net operating income	185,894	165,793	$ 146,098
Less net operating income – non-same store properties	(22,493)	(6,719)	
Same store GAAP net operating income	163,401	159,074	
Less revenue from lease terminations	(462)	(608)	
Same store GAAP net operating income, excluding revenue from lease terminations	162,939	158,466	
Less straight-line rents, net of related bad debt expense	(3,066)	(7,217)	
Less amortization of above/(below) market rents	(473)	(481)	
Same store cash net operating income, excluding revenue from lease terminations	$ 159,400	$ 150,768	
Net operating income growth (excluding revenue from lease terminations)	2.8%	-	
Cash net operating income growth (excluding revenue from lease terminations)	5.7%	-	

This report contains forward-looking statements within the meaning of the Federal securities laws. Exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, unforeseen increases in development costs, the general economic climate where the Company is developing properties, financing risks, natural disasters and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Executive Management Team



Thomas G. Wattles
Executive Chairman of the Board



Philip L. Hawkins
Chief Executive Officer



Jeffrey F. Phelan
President



Matthew T. Murphy
Chief Financial Officer and Treasurer



John G. Spiegleman
Executive Vice President, General Counsel



Teresa L. Corral
Executive Vice President, Investments and Portfolio Management



Neil Doyle
Managing Director, Central Region



Charla K. Rios
Executive Vice President, Property Management



Michael J. Ruen
Managing Director, East Region

Corporate Information

Registrar and Stock Transfer Agent
Computershare
250 Royall Street
Canton, MA 02021
866.485.0444

Independent Registered Public Accounting Firm
Ernst & Young LLP

Stock Listing
New York Stock Exchange
Symbol: DCT

Website
www.DCTIndustrial.com

DCT LISTED NYSE

Investor Relations
303.597.1550
investorrelations@dctindustrial.com
investors.dctindustrial.com

Dividend Reinvestment Plan
Stockholders may reinvest dividends through the Company's dividend reinvestment plan. Contact Computershare at 866.485.0444.
Existing stockholders can enroll online at
www.computershare.com/investor

Directors

Marilyn A. Alexander
Independent Business Consultant

Thomas F. August
President and CEO of
Equity Office Properties Trust

John S. Gates Jr.
Chairman and Chief Executive Officer of PortaeCo;
Chairman of the Board of Regional Transportation Authority of Metropolitan Chicago

Raymond B. Greer
President of BNSF Logistics, LLC

Tripp H. Hardin III
Senior Vice President
of CB Richard Ellis

Philip L. Hawkins
Chief Executive Officer of
DCT Industrial Trust Inc.

John C. O'Keeffe
Project Executive for
Wm. Blanchard Co.

Bruce L. Warwick
Vice Chairman of
the Related Companies

Thomas G. Wattles
Executive Chairman of the Board
of DCT Industrial Trust Inc.

DCT Industrial Trust Inc. is a leading real estate company specializing in the acquisition, development, leasing and management of bulk distribution and light industrial properties located in high-volume distribution markets in the United States and Mexico.

Our properties consist of high-quality, bulk distribution warehouses and light industrial buildings. We target properties for acquisition or development based on their convenient access to major transportation arteries, proximity to densely populated markets and quality design standards that allow our customers' efficient use and operation. We invite you to visit our website to read more about our rich history, experienced management team and opportunities for you to become part of it.

DCT Industrial Trust Inc.
Corporate Headquarters
518 17th Street, 8th Floor
Denver, CO 80202
Tel 303.597.2400
www.dctindustrial.com


DCT
INDUSTRIAL